UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.9)

FEI COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30241L109

(CUSIP Number)

Andrew D. Soussloff
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. 30241L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koninklijke Philips Electronics N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 30241L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philips Business Electronics International B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO, HC

Item 1.	Security and Issuer

Item 1 of this Statement is hereby amended in its entirety as follows:

This Final Amendment No. 9 to Schedule 13D (“Amendment No. 8”) relates to the Schedule 13D filed on February 28, 1997, as amended by Amendment No. 1 thereto filed on December 8, 1998 (“Amendment No. 1”), Amendment No. 2 thereto filed on April 10, 2000 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2001 (“Amendment No. 3”), Amendment No. 4 thereto filed on April 23, 2001 (“Amendment No. 4”), Amendment No. 5 thereto filed on May 22, 2001 (“Amendment No. 5”), Amendment No. 6 thereto filed on July 12, 2002 (“Amendment No. 6”), and Amendment 7 thereto filed on March 27, 2003 (“Amendment No. 7”), and Amendment 8 thereto filed on November 29, 2006 (“Amendment No. 8” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, this “Statement”) with respect to the Common Stock of FEI Company (the “Issuer”), by Koninklijke Philips Electronics N.V., a Netherlands corporation (“KPENV”), and Philips Business Electronics International B.V., a Netherlands corporation formerly known as Philips Industrial Electronics International B.V. and a wholly owned subsidiary of Philips (“PBE” and, together with Philips, the “Reporting Persons”).  The principal executive offices of the Issuer are located at 5350 NE Dawson Creek Drive, Hillsboro, Oregon 97124-5793.

Item 2.	Identity and Background

Item 2 of this Statement is hereby amended in its entirety as follows:

The principal business of KPENV is to act as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. PBE is a holding company and a wholly owned subsidiary of KPENV. The principal office and business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal office and business address of PBE is Glaslaan 2, 5616 LW Eindhoven, The Netherlands.

Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of KPENV and the directors and executive officers of PBE. Schedule I sets forth each of such persons’ name, business address, present principal occupation or employment and citizenship and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of FEI Common Stock.

During the last five years, neither KPENV nor PBE nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of KPENV or PBE has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

In connection with a registered offering of 8,406,007 shares of Common Stock to the public (the “Offering”), which was consummated on December 20, 2006, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated December 14, 2006, PBE sold to the underwriters named therein (the “Underwriters”) 8,406,007 shares of Common Stock at a price of $25 per share (the “Purchase Price”).  As a result of this offering, PBE does not own any shares of Common Stock of the Issuer.

As of the date of this Amendment No. 9, other than as described above, none of the Reporting Persons has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4 (a) to (j).

This Item 4 is qualified in its entirety by the Combination Agreement, which is filed as Exhibit 1 hereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended in their entirety as follows:

(a); (b).  According to information filed by the Issuer on a Form S-3 registration statement relating to the proposed offering of Common Stock by the Reporting Persons, the number of shares of FEI Common Stock outstanding as of

November 15, 2006 was 33,877,553.  Rows 7-11 and 13 of the cover pages to this Amendment No. 8 are hereby incorporated by reference.  To the best knowledge of the Reporting Persons, no other person listed on Schedule I hereto is the beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pursuant to the Combination Agreement, dated November 15, 1996 (as amended and supplemented, the “Combination Agreement”), between the Issuer and the Reporting Persons, as amended by the Letter Agreements, dated November 22, 1996, between the Issuer and PBE, and February 21, 1997, between the Issuer and the Reporting Persons (the “Letter Agreements”), and as amended and supplemented by an agreement entered into by the Issuer and the Reporting Persons on February 1, 2001 (the “Supplemental Agreement”), PBE has the right to receive from the Issuer from time to time, without the payment of any additional consideration, shares of FEI Common Stock when options, warrants, convertible securities or other rights to acquire shares of FEI Common Stock outstanding (or issuable without further action by the Issuer’s board of directors) as of February 21, 1997 are exercised or converted. Pursuant to the Supplemental Agreement, when shares of FEI Common Stock are issued upon exercise of such options (including options granted on September 18, 1998 in replacement of options outstanding on February 21, 1997) during any fiscal quarter of the Issuer ending on or after December 31, 2000, PBE is entitled to receive the additional shares described in the immediately preceding sentence no later than thirty calendar days following the close of such fiscal quarter. For each share of FEI Common Stock issued upon such exercise or conversion, PBE is entitled to receive approximately 1.222 shares of FEI Common Stock from the Issuer. On February 21, 1997, 1,531,689 shares of FEI Common Stock were so issuable pursuant to the Combination Agreement (“Additional Shares”). As of the date hereof, approximately 180,000 shares of FEI Common Stock remain so issuable pursuant to the Combination Agreement.  It is not possible to predict the actual number of shares that will be issued in the future pursuant to the Combination Agreement because it is not possible to predict the number of options that will be exercised.  Between the date of the filing of Amendment No. 9 and the date hereof, the Issuer did not issue any shares to the Reporting Persons pursuant to the Combination Agreement.

This Statement is qualified in its entirety by reference to the exhibits to this Statement.

Item 7.	Material to Be Filed as Exhibits

1. Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(1), 5.13(a), 5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

2. Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

3. Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

4. Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

5. Waiver, dated as of May 17, 2001, executed by Philips Business Electronics International B.V. (incorporated herein by reference to Exhibit 11 of the Schedule 13D/A filed by the Reporting Persons on May 22, 2001).

6. Joint Filing Agreement, dated July 11, 2002, between Koninklijke Philips Electronics N.V. and Philips Business Electronics International B.V. (incorporated herein by reference to Exhibit 6 of the Schedule 13D/A filed by the Reporting Persons on March 27, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 20, 2006

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ G.J. KLEISTERLEE
Name:	G.J. Kleisterlee
Title:	President & CEO

By:	/s/ P.J. SIVIGNON
Name:	P.J. Sivignon
Title:	Executive Vice President & CFO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 20, 2006

PHILIPS BUSINESS ELECTRONICS
INTERNATIONAL B.V.

By:	/s/ P.J. SIVIGNON
Name:	P.J. Sivignon
Title:	Authorised Person

Schedule I

A.  MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS ELECTRONICS N.V.

Unless otherwise indicated each person listed below is not employed, as a member of the Supervisory Board, and thus no employer, employer’s address or principal place of business of employer is listed.

NAME:	K.A.L.M. VAN MIERT
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:

Former Vice-President of the European Commission and former President of Nyenrode University, member of the Supervisory Boards of RWE, Agfa Gevaert, De Persgroep, Munich Re, Anglo American, Vivendi Universal and Solvay.

Citizenship:	Belgium
NAME:	C.J.A. VAN LEDE
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of the Dutch Central Bank, member of the Supervisory Boards of Akzo Nobel, Heineken, KLM, Scania, Reed Elsevier, Sara Lee Corporation, Air Liquide, and Chairman of the Board of the Directors of INSEAD.

Citizenship:	The Netherlands
NAME:	L. SCHWEITZER
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former CEO of Renault and Renault-Nissan BV. Chairman of the board of Renault and AstraZeneca. Non-Executive Director of BNP Paribas, Electricité de France, Véolia Environnement, Volvo AB and L’Oréal.
Citizenship:	France
NAME:	SIR RICHARD GREENBURY
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former Chairman and Chief Executive Officer of Marks & Spencer and former director of Lloyds TSB, British Gas, ICI, Zeneca and Electronics Boutique plc.
Citizenship:	United Kingdom
NAME:	W. DE KLEUVER
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former Executive Vice-President of Koninklijke Philips Electronics.
Citizenship:	The Netherlands

NAME:	J.M. HESSELS
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former Chief Executive Officer of Royal Vendex KBB and currently Chairman of the Supervisory Board of Euronext and member of the Supervisory Boards of Amsterdam Schiphol Group, Heineken and Fortis.
Citizenship:	The Netherlands
NAME:	J.M. THOMPSON
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former Vice-President of the Board of Directors of IBM and director of Hertz an Robert Mondavi, currently Chairman of the Board of Toronto Dominion Bank and a director of Thomson Corporation.
Citizenship:	Canada
NAME:	E. KIST
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Board of the Dutch Central Bank, DSM and Moody’s Investor Services.
Citizenship:	The Netherlands
NAME:	WONG NGIT LIONG
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:

Chairman and CEO of Venture Corporation Ltd. Also serves on the boards of various listed and private companies, including DBS Bank Ltd., DBS Group Holdings Ltd. and SIA Engineering Company Ltd. Chairman of the National University of Singapore Board of Trustees.

Citizenship:	Singapore
NAME:	J. J. SCHIRO
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:

CEO of Zurich Financial Services. Also Member of the Board of Directors of PepsiCo, Vice-Chairman of the Swiss-American Chamber of Commerce, Member of the International Business Council of the World Economic Forum, and Member of the European Financial Services Roundtable and The Financial Services Roundtable (US).

Citizenship:	USA

B.   BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF KONINKLIJKE PHILIPS ELECTRONICS

Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Koninklijke Philips Electronics at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:	GERARD J. KLEISTERLEE
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	President and Chief Executive Officer Koninklijke Philips Electronics.
Citizenship:	The Netherlands
NAME:	GOTTFRIED DUTINE
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President Koninklijke Philips Electronics.
Citizenship:	Germany
NAME:	PIERRE-JEAN SIVIGNON
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Financial Officer Koninklijke Philips Electronics.
Citizenship:	France
NAME:	RUDY PROVOOST
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Executive Officer Philips Consumer Electronics.
Citizenship:	Belgium

NAME:	THEO VAN DEURSEN
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Executive Officer Philips Lighting.
Citizenship:	The Netherlands
NAME:	ANDREA RAGNETTI
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Executive Officer Philips Domestic Appliances and Personal Care
Citizenship:	Italy
NAME:	TJERK HOOGHIEMSTRA
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Member of the Group Management Committee, responsible for Human Resources Management Koninklijke Philips Electronics.
Citizenship:	The Netherlands
NAME:	DANIEL HARTERT
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Member of the Group Management Committee and Chief Information Officer Koninklijke Philips Electronics.
Citizenship:	Germany
NAME:	BARBARA KUX
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Member of the Group Management Committee and Chief Procurement Officer Koninklijke Philips Electronics.
Citizenship:	Switzerland
NAME:	RICK HARWIG
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Member of the Group Management Committee and Chief Technology Officer Koninklijke Philips Electronics.
Citizenship:	The Netherlands

NAME:	STEVE RUSCKOWSKI
Business Address:	Koninklijke Philips Electronics Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Member of the Group Management Committee and Chief Executive Officer Philips Medical Systems.
Citizenship:	USA

C.  DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

All of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips International B.V., Groenewoudseweg 1, 5621 BA Eindhoven.

NAME:	E.P. COUTINHO
Business Address:	Philips Business Electronics International B.V. Glaslaan 2 5616 LW Eindhoven, The Netherlands
Principal Occupation:	Managing Director
Citizenship:	The Netherlands
NAME:	J.C. LOBBEZOO
Business Address:	Philips Business Electronics International B.V. Glaslaan 2 5616 LW Eindhoven, The Netherlands
Principal Occupation:	Managing Director
Citizenship:	The Netherlands